EXHIBIT 99.1

FLNG Gimi completes first LNG offload

Golar LNG Limited (“Golar”) is pleased to announce that FLNG Gimi completed the offload of its first full LNG cargo to the LNG carrier British Sponsor. This introduces Mauritania and Senegal to the international gas market and triggers the final pre-Commercial Operations Date milestone bonus payment to Golar under the terms of the commercial reset agreed in August 2024. Commissioning remains on track for a Q2 2025 Commercial Operations Date (“COD”). COD triggers the start of the 20-year Lease and Operate Agreement that unlocks the equivalent of around $3 billion of Adjusted EBITDA backlog (Golar's share) and recognition of contractual payments comprised of capital and operating elements in both the balance sheet and income statement.

FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “subject to” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
April 17, 2025

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO
Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act